Exhibit 99.1

NEWS RELEASE February 16, 2021 #2021-04	Perpetua Resources Corp. 405 S. 8th Street Boise, ID 83702 Tel:208-901-3060 www.perpetuaresources.com

Midas Gold Announces Name Change to Perpetua Resources and Approved Nasdaq Listing

New Name Reinforces Commitment to Idaho

Restoration of Legacy Mining District and Domestic Production of Critical Mineral Antimony

Shares to Begin Trading on Nasdaq on February 18

Management Team Strengthened with Hiring of Jessica Largent and Promotion of Tanya Nelson

BOISE, ID – Perpetua Resources Corp. (formerly Midas Gold Corp.) (MAX:TSX / MDRPF:OTCQX,) (“Perpetua Resources” or the “Company”) announced today that it has changed its name to “Perpetua Resources Corp.” effective February 15, 2021 and the Company’s common shares have been approved for listing on the Nasdaq Stock Market (“Nasdaq”).

The Company’s common shares will begin trading on the Nasdaq on February 18, 2021 under the symbol “PPTA” and on the Toronto Stock Exchange (“TSX”) under the new name at market open on or around February 18, 2021 under the stock symbol “PPTA”. As the Stibnite Gold Project (the “Stibnite Project” or “Project”) continues to advance through major milestones, the listing on a U.S. stock exchange is a strategic decision to focus the Company’s business in the United States and open additional opportunities for American investment.

“Today’s approval to list on the Nasdaq points to our growth and readiness to enter the next chapter of bringing the Stibnite Gold Project vision to life,” said Laurel Sayer, President and CEO of Perpetua Resources. “The Nasdaq is a premier electronic exchange. Our listing here will allow us greater access to capital, which will help our team move the Stibnite Gold Project from permitting into production. We look forward to connecting with new investors, while delivering value to our long-term shareholders who have supported our vision for years.”

The new name “Perpetua Resources” is inspired by Idaho’s motto, Esto Perpetua, translated to mean “let it be perpetual”, and a reflection of the Company’s commitment to doing its part to protect the State of Idaho’s vast resources for generations to come. Midas Gold Idaho, Inc., the Company’s wholly owned subsidiary, has also updated its name to “Perpetua Resources Idaho, Inc.”

“We have always been more than a gold mining company, but you wouldn’t have known it by our name,” said Sayer. “The name Perpetua Resources better reflects our plan to restore an abandoned mining site, to responsibly develop the critical resources our country needs for a more secure and sustainable future and to be guided by a commitment to Idaho’s resources and people. We are proud to enter our next chapter with a name that helps communicate our values and the sustainable future we are working to create for all of us.”

The name change not only follows the Company’s recent announcement that it has relocated its corporate headquarters to Boise, Idaho, but the name also better aligns with the company’s vision and reflects the natural evolution in this next phase of project development. Recent accomplishments include the completion of a successful comment period for the Draft Environmental Impact Statement for the Stibnite Gold Project, release of a positive Feasibility Study, and an agreement finalized with regulators to help address legacy water contamination at the abandoned mining district that will enable the company to begin to restore the site.

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The Stibnite Gold Project was designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national energy, defense, aerospace and technology sectors. Recent developments point to antimony playing an important role in renewable energy, including in wind turbines and solar panels, as well as emerging liquid metal batteries needed for large-scale energy storage in the green energy future. The Project is also one of the highest-grade gold deposits in the United States and would provide the resources necessary to fund the much-needed cleanup and restoration of the abandoned Stibnite Mining District. While the name is changing, the people, the project and the commitments made over the last ten years remain the same.

The Company introduced its new name with a video. It can be found here.

The Company has also updated its investor presentation and can be viewed here.

Idaho Team Growing

As Perpetua Resources moves its corporate headquarters to Idaho, it is also growing its team. Jessica Largent has joined the team as Vice President of Investor Relations and Finance. Ms. Largent has held finance leadership roles at Newmont, Turquoise Hill Resources and Rio Tinto and brings more than 15 years of mining industry experience in investor relations, planning, financial reporting and accounting to Perpetua Resources.

“This is a really exciting time for Perpetua Resources as we advance through the final permitting stages following a decade’s worth of study work and regulatory review. With a strong team, a critical minerals project and a commitment to mining responsibly, the company has all the right ingredients for long-term value creation,” said Largent.

Largent comes to Perpetua Resources after serving as the Vice President of Investor Relations for Newmont, a gold mining company with operations in North America, South America, Australia and Africa. Largent will be responsible for the strategy and leadership of the Company's investor relations and finance efforts, drawing on her extensive relationships and years of finance experience.

The Company has also promoted long-time Idaho employee Tanya Nelson from Human Resources Manager and Corporate Secretary to the Midas Gold Idaho, Inc board to Vice President of Human Resources and Corporate Secretary of Perpetua Resources. Ms. Nelson has worked for the Company since 2012 and throughout that time has taken on more responsibility as the team has grown. Having more than 15 years of experience in accounting and human resources, Ms. Nelson is also an Idaho native and has lived in Valley County, where the Project is located, since 1998.

“I am passionate about working to provide job opportunities for rural Idaho and giving people the chance to come back home and start careers that will allow them to support their families,” said Nelson. “The people at Perpetua Resources are the strength of this Company and bring our corporate values to life through their actions. Our team cares about the Project but more importantly they care about Idaho, our neighbors and each other. I look forward to continuing to develop the talent that already exists on our team and recruiting the next generation of our workforce to help us bring our project from permitting to operations.”

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For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Facebook: www.facebook.com/perpetuaresources Twitter: @PerpetuaIdaho

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including the expected dates on which trading is expected to commence on the Nasdaq and TSX; and the anticipated benefits of the Project and the Nasdaq listing. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", “expected” "ensure", and "potential", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that general business and economic conditions will not change in a materially adverse manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the permitting process; risks related to dependence on key personnel; risks related to unforeseen delays in the review process including availability of personnel from the United States Forest Service, State of Idaho and other stated, federal and local agencies and regulatory bodies (including, but not limited to, future US government shutdowns); risks related to opposition to the Project; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Perpetua Resources' public disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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